WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

September 8, 2010

Mr. Shehzad Niazi
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	China Ginseng Holdings, Inc.
Registration Statement on Form 10-12g
File No. 000-54072

Dear Mr. Niazi:

Confirming my conversation with you this morning, in response to your comment letter on the above filing requesting a response in 10 days or an indication of when the Company expects to file an amendment in response to the comments, I advised you that the amendment will require audited financial statements for the fiscal year ended June 30, 2010 in order to meet the updated financial statement requirements.

I have been advised by the auditor that the audit will not be completed and we will not be able to file the amendment early October or shortly thereafter.

I advised you the Company is aware that the Registration Statement goes effective by operation of law on October 5, 2010 and that if the Registration Statement is not withdrawn prior to that date that thereafter the Company will become subject to all 1934 Act filing requirements even if all comments have not been cleared by that date.  I further advised you that the Company is aware that FINRA will not clear any Form 211 application, if and when submitted, until the SEC has cleared all comments on this filing.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.